EXHIBIT 99.1

Skylight Health Announces Earnings Call and Corporate Update

TORONTO, May 11, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG;TSXV:SLHG (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced that its financial results for the first quarter of 2022 will be released after the close of market on May 16th, 2022. The Company will host a conference call at 8:00am EDT on the morning of May 17th, 2022 to discuss the financial results and outlook for the Company.

If you would like to participate in the call, details can be found below. Please dial in approximately 10 minutes prior to the start of the call.

Conference Call Details

Date:	May 17, 2022
Time:	8:00am Eastern
US/Canada Toll Free Dial In:	1-800-319-4610
Toronto Local Dial In:	416-915-3239
International Dial In:	+1-604-638-5340
Call Name:	Skylight Health Group First Quarter 2022 Financial Results

The Company is also announcing that it has received a notice ("Notice") from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the "Form 20-F") as established in Nasdaq Listing Rule 5250(c)(1) (the "Rule"). The Form 20-F is the required annual report that the Company should file with the US Securities and Exchange Commission (“SEC”) that incorporates its annual financial statements which were completed and previously filed with the SEC under Form 6-K on March 30, 2022. Due to the additional PCAOB audit requirements for the fiscal years ended December 31, 2020 and 2019, which were not required upon the Company’s initial listing in the US and on Nasdaq, the Company has not been able to file the Form 20-F on time.

While the Company works to rectify this non-compliance with its US filing requirements, trading of the Company’s shares continues without issue on Nasdaq and TSX-V.

The Notice also disclosed that under Nasdaq rules, the Company has 60 calendar days from receipt of the Notice, or until July 5, 2022, to submit a plan to regain compliance with the Rule. Upon Nasdaq approval of the Company's plan, it may grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until October 31, 2022, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company's plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq.

The Company is also announcing the issuance of 318,259 shares which is the final issuance related to its previously announced acquisition of River City Medical Associates announced on February 4, 2021. All issued shares will be subject to a four-month hold from the date of issuance and is subject to TSX-V approval. This is the last issuance of shares being made in relation to this acquisition.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.